Exhibit 12.1

EastGroup Properties, Inc.

Ratio of earnings to combined fixed charges and preferred stock dividends (dollars in thousands)

	Three Months Ended March 31, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
Income from continuing operations	$5,363	22,834	18,755	27,204	32,726	29,233
Equity in earnings of unconsolidated investment	(89)	(347)	(335)	(320)	(316)	(285)

Income from continuing operations before adjustments	5,274	22,487	18,420	26,884	32,410	28,948
Fixed charges (from below)	10,631	39,031	39,327	38,916	38,968	36,512
Distributed income of equity investee	—	330	320	260	280	250
Capitalized interest	(1,042)	(3,771)	(3,613)	(5,856)	(6,946)	(6,086)
Preferred stock dividends	—	—	—	—	(1,326)	(2,624)

Earnings	$14,863	58,077	54,454	60,204	63,386	57,000

Interest expense	$9,441	34,709	35,171	32,520	30,192	27,314
Capitalized interest	1,042	3,771	3,613	5,856	6,946	6,086
Amortization of mortgage premiums	41	126	124	122	120	117
Interest component of rental expense	107	425	419	418	384	371
Preferred stock dividends	—	—	—	—	1,326	2,624

Combined fixed charges and preferred stock dividends	$10,631	39,031	39,327	38,916	38,968	36,512

Ratio of earnings to combined fixed charges and preferred stock dividends	1.40	1.49	1.38	1.55	1.63	1.56